INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

October 21, 2024

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant” or “Trust”) (File Nos. 333-122901 and 811-21719) on behalf of the Bahl & Gaynor Income Growth Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Soo Im-Tang of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 10, 2024, regarding Post-Effective Amendment No. 1234 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on August 28, 2024, relating to the Bahl & Gaynor Income Growth Fund (the “Fund”), a series of the Trust.

Responses to all of the comments are included below and, as appropriate, will be incorporated into a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Prospectus

SUMMARY SECTION

Fees and Expenses

1.	The disclosure indicates the Fund may invest in other funds. If the Fund’s Acquired Fund Fees and Expenses (“AFFE”) exceed 0.01%, please disclose the AFFE, as a separate line item, in the fees and expenses table.

Response: The Registrant confirms that the Fund’s AFFE do not exceed 0.01%.

2.	Please provide the Fund’s completed fees and expenses table, expense example and performance to the Commission for review at least five business days prior to the Amendment’s effective date.

Response: The Fund’s completed fees and expenses tables, expense examples and updated performance are set forth below.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A Shares of the Fund. More information about these and other discounts is available from your financial professional and in the sections titled “YOUR ACCOUNT WITH THE FUND – Purchase of Shares/Class A Shares” on page 17 of the Prospectus and in “APPENDIX A – Waivers and Discounts Available from Intermediaries” of the Prospectus.

Shareholder Fees (fees paid directly from your investment)		Class A Shares		Class C Shares[1]		Class I Shares
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		5.50%		None		None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)		1.00%[2]		1.00%[2]		None
Redemption fee if redeemed within 90 days of purchase (as a percentage of amount redeemed)		2.00%		2.00%		2.00%
Wire fee		$20		$20		$20
Overnight check delivery fee		$25		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15		$15

Annual Fund Operating Expenses[3] (expenses that you pay each year as a percentage of the value of your investment)
Management fees		0.45%		0.45%		0.45%
Distribution and service (Rule 12b-1) fees		0.25%		1.00%		None
Other expenses		0.15%		0.15%[4]		0.15%
Shareholder service fees	0.07%		0.07%		0.07%
All other expenses	0.08%		0.08%		0.08%
Total annual fund operating expenses		0.85%		1.60%		0.60%

1.	Currently, Class C Shares are not available for purchase.
2.	For Class A Shares, no sales charge applies on investments of $1 million or more, but a contingent deferred sales charge (“CDSC”) of 1.00% will be imposed to the extent a finder’s fee was paid on certain redemptions of such shares within 18 months of the date of purchase. Class C Shares of the Fund are subject to a CDSC of 1.00% on any shares sold within 12 months of the date of purchase.
3.	The expense information in the table has been restated to reflect the current management fee and expense caps, effective July 1, 2024.
4.	Other expenses for Class C Shares are estimated for the current fiscal year, based on current expenses for the existing share classes.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class A Shares	$632	$806	$995	$1,541
Class C Shares	$263	$505	$871	$1,900
Class I Shares	$61	$192	$335	$750

You would pay the following expenses on Class C Shares if you did not redeem your shares:

	One Year	Three Years	Five Years	Ten Years
Class C Shares	$163	$505	$871	$1,900

Performance

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year for Class I Shares and by showing how the average annual total returns of each class of the Fund compare with the average annual total returns of a broad-based market index. Performance for classes other than those shown may vary from the performance shown to the extent the expenses for those classes differ. Updated performance information is available at the Fund’s website, https://mf.bahl-gaynor.com/or by calling the Fund at 1-833-472-2140. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.

Calendar-Year Total Return (before taxes) for Class I Shares

For each calendar year at net asset value per share (“NAV”)

The year-to-date return as of September 30, 2024, was 18.47%.

Class I Shares
Highest Calendar Quarter Return at NAV	14.27%	Quarter Ended 06/30/2020
Lowest Calendar Quarter Return at NAV	(20.54)%	Quarter Ended 03/31/2020

Average Annual Total Returns (for periods ended December 31, 2023)	1 Year	5 Years	10 Years
Class I Shares — Return Before Taxes	6.79%	10.32%	9.15%
Class I Shares — Return After Taxes on Distributions*	5.86%	9.58%	8.52%
Class I Shares — Return After Taxes on Distributions and Sale of Fund Shares*	4.64%	8.13%	7.38%
Class A Shares — Return Before Taxes	0.73%	8.82%	8.26%
Class C Shares — Return Before Taxes**	4.77%	9.23%	8.05%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	26.29%	15.69%	12.03%

3.	Footnote 3 to the Fund’s fees and expenses table states that “Other expenses for Class C shares are estimated for the current fiscal year, based on current expenses for the existing share classes.” Please consider adding a footnote stating that Class C Shares are not currently available for purchase.

Response: The Registrant has added the following footnote:

1.	Currently, Class C Shares are not available for purchase.

Principal Investment Strategies

4.	In the first sentence of the first paragraph, please insert the term “net” before “assets” and add parenthesis around “plus borrowings”.

Response: The Registrant has revised the disclosure as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings) for investment purposes in equity securities, primarily common stock, of companies that have historically paid dividends and have strong dividend policies.

5.	The first sentence of the first paragraph states “Under normal market conditions, the Fund invests at least 80% of its assets plus borrowings for investment purposes in equity securities, primarily common stock, of companies that have historically paid dividends and have strong dividend policies.” Please disclose what is meant by “strong dividend policies.”

Response: The Registrant has revised the disclosure as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings) for investment purposes in equity securities, primarily common stock, of companies that have historically paid dividends and have strong dividend policies. The Advisor defines companies with “strong dividend policies” as companies that demonstrate historic dividend growth in addition to competitive advantages, reasonable valuations, positive or increasing cash flow returns, and/or sound capital allocation policies or approaches.

6.	The fourth sentence of the first paragraph states “Under normal market conditions, the Fund typically invests in a diversified portfolio of 35 to 50 securities spread across a variety of economic sectors.” Please specify or provide examples in the disclosure of the economic sectors the Fund may invest in.

Response: The Registrant has revised the disclosure as follows:

Under normal market conditions, the Fund typically invests in a diversified portfolio of 35 to 50 securities spread across a variety of economic sectors, including, for example, the information technology sector, health care sector, or industrial sector.

7.	The seventh sentence of the first paragraph states “[t]he Fund’s Advisor focuses on high-quality companies that typically produce steady earnings and dividend growth.” Please disclose what is meant by “high-quality companies”.

Response: The Registrant has added the following disclosure:

The Fund’s Advisor focuses on high-quality companies that typically produce steady earnings and dividend growth. The Advisor defines “high quality companies” as companies that have historically exhibited an ability to grow revenues, earnings, and dividends in a variety of economic environments.

Principal Risks of Investing

8.	The Fund’s Principal Investment Strategies state that the Fund may invest in real estate investment trusts (“REITs”). Please add risk disclosure concerning investments in REITs under the “Principal Risks of Investing” section.

Response: The Registrant confirms that the following REIT risk disclosure was already included under the “Principal Risks of Investing” section of the Prospectus.

Real Estate Investment Trust (REIT) Risk. The Fund’s investment in REITs will subject the Fund to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses.

9.	The Fund’s “Principal Investment Strategies” state that the Fund may invest in large capitalization companies. Please add risk disclosure concerning investments in large capitalization companies under the “Principal Risks of Investing” section.

Response: The Registrant has added the following disclosure:

Large-Cap Company Risk. Larger, more established companies may be unable to attain the high growth rates of successful, smaller companies during periods of economic expansion.

10.	The description of “Focused Risk” in the Fund’s “Principal Risks of Investing” section states that “[t]he Fund’s Advisor intends to focus its investments in the securities of a comparatively small number of issuers.” Please provide the range of what constitutes a “comparatively small number of issuers”.

Response: The Registrant notes that the Fund’s “Principal Investment Strategies” state that the Fund typically invests in a diversified portfolio of 35 to 50 securities. Accordingly, the Advisor defines a small number of issuers to be between 35 and 50 issuers. Further, the Registrant has replaced “comparatively small number of issuers” with “smaller number of issuers”.

More About The Fund’s Investment Objectives, Principal Investment Strategies and Risks

Principal Investment Strategies

11.	The fourth sentence of the second paragraph states that when selecting the Fund’s investments, “[t]he Advisor performs a fundamental review looking at quantitative and qualitative comparisons of each company with others in its economic sector.” Please define or provide examples of the economic sector referenced in this sentence.

Response: The Registrant has revised the disclosure as follows:

Second, the Advisor performs a fundamental review looking at quantitative and qualitative comparisons of each company with others in its economic sector (e.g., the information technology sector, health care sector, or industrial sector).

12.	The fifth sentence of the second paragraph states that when selecting the Fund’s investments, the Advisor uses a “fundamental security investigation” to “identify high-quality companies with strong dividend growth prospects and at least a 2% current yield”. Please explain what is a “fundamental security investigation.”

Response: The Registrant has revised the disclosure as follows:

Third, a bottom-up fundamental security ~~investigation~~ analysis is used to identify high-quality companies with strong dividend growth prospects and at least a 2% current yield.

13.	The third paragraph states that one of the reasons the Advisor generally sells a security is when “[t]he Advisor believes the company’s fundamentals deteriorate….” For clarity, please rephrase the disclosure to confirm if a security is generally sold by the Advisor if the company’s fundamentals deteriorate since or after the security was purchased.

Response: The Registrant has revised the disclosure as follows:

2) the Advisor believes the company’s fundamentals deteriorate after the security was purchased,

14.	The third paragraph states that one of the reasons the Advisor generally sells a security is when it “believes the company’s stock or income contribution becomes over-weighted in the portfolio due to appreciation or other factors….” Please explain or rephrase this sentence in plain English.

Response: The Registrant has revised the disclosure as follows:

3) ~~the Advisor believes the company’s stock or income contribution becomes over-weighted in the portfolio due to appreciation or other factors~~ the Advisor rebalances the Fund’s portfolio and determines that the security is over-weighted in the portfolio,

Statement of Additional Information

Investment Restrictions

15.	Please note the Staff’s policy with respect to the Fund’s concentration policy - the Fund may not ignore the concentration policy of the underlying funds in which the Fund invests in. Please add disclose stating that, with respect to the investment restriction regarding concentration, the Fund will consider the concentration policy of the Underlying Funds in which it invests.

Response: The Registrant has added the following disclosure:

In applying the Fund’s fundamental policy concerning industry concentration described above, the Fund will consider the investments of other investment companies in which the Fund invests to the extent it has sufficient information about such investment companies. The Fund will consider its entire investment in any investment company with a policy to concentrate, or having otherwise disclosed that it is concentrated, in a particular industry or group of related industries as being invested in such industry or group of related industries.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary